June 7, 2018

Neil Kumar
Chief Executive Officer
Eidos Therapeutics, Inc.
101 Montgomery Street, Suite 2550
San Francisco, CA 94104

       Re: Eidos Therapeutics, Inc.
           Registration Statement on Form S-1
           Filed May 25, 2018
           File No. 333-225235

Dear Mr. Kumar:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed May 25, 2018

Prospectus summary, page 1

1. We note that your revised development table indicates that your ATTR-PN trial is currently in the Phase 3 stage, but it also states that you plan to initiate Phase 3 in 2019.
       Please revise the "Stage" column of your table here and in the Business section to clearly indicate that the Phase 3 trial has not begun. Your revised disclosure indicates that you are planning to use data from the Phase 2 trial in ATTR-CM for to commence the Phase 3 trial for ATTR-PN. If true, please revise your disclosure to explain your basis for doing
       so.
 Neil Kumar
Eidos Therapeutics, Inc.
June 7, 2018
Page 2
Risk Factors
BridgeBio will continue to own a significant percentage of our common stock. . .., page 51

2. It appears from your revised disclosures that you may be eligible for, but do not intend to rely on the "Controlled Company" exemption of Nasdaq Listing Rule 5615(c). If true, please revise this risk factor, including its title, to explain that you are eligible to rely on this exemption, but that you currently do not intend to do so.
Business, page 81

3. We note your revised disclosures on page 103 regarding why AG10 has the potential to become a best-in-class therapy. As your product is still currently in Phase 2 and given the length of the approval process, please delete all references to AG10 as becoming or being developed to be a best-in-class product.
Report of Independent Registered Public Accounting Firm, page F-2

4. Please amend your registration statement to include a signed audit report as required by
      Rule 2-02 of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Dorrie Yale at 202-551-8776 with any other questions.


FirstName LastNameNeil Kumar
                                                               Division of
Corporation Finance
Comapany NameEidos Therapeutics, Inc.
                                                               Office of
Healthcare & Insurance
June 7, 2018 Page 2
cc:       Maggie Wong, Esq.
FirstName LastName